SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):          )

Table of contents

•	Eni: first quarter 2024 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: April 24, 2024

PRICE SENSITIVE

Eni: first quarter 2024 results

Key operating and financial results

Q4			Q1
2023			2024	2023	% Ch.
84.05	Brent dated	$/bbl	83.24	81.27	2
1.075	Average EUR/USD exchange rate		1.086	1.073	1
41	Spot Gas price at Italian PSV	€/MWh	29	57	(49)
4.3	Standard Eni Refining Margin (SERM)	$/bbl	8.7	11.0	(21)
1,708	Hydrocarbon production	kboe/d	1,741	1,661	5
3,755	Proforma adjusted EBIT (a)		4,116	5,867	(30)
2,769	- subsidiaries		3,027	4,641	(35)
986	- main JV/Associates (b)		1,089	1,226	(11)
	Breakdown by segment	€ million
3,320	E&P		3,320	3,831	(13)
717	Global Gas & LNG Portfolio (GGP)		325	1,420	(77)
168	Enilive and Plenitude		420	270	56
(87)	Refining, Chemicals and Power		44	223	(80)
(363)	Corporate, other activities and consolidation adjustments		7	123	(94)
3,189	Adjusted net profit before taxes(a)		3,126	4,981	(37)
1,662	Adjusted net profit (loss) (a)(c)		1,582	2,907	(46)
0.50	per share - diluted (€)		0.48	0.86
173	Net profit (loss)(c)		1,211	2,388	(49)
0.05	per share - diluted (€)		0.37	0.70
3,606	Cash flow from operations before changes in working capital at replacement cost (a)		3,896	5,291	(26)
4,175	Net cash from operations		1,904	2,982	(36)
2,433	Organic capital expenditure(d)		1,990	2,214	(10)
10,899	Net borrowings before lease liabilities ex IFRS 16		12,882	7,796	65
53,644	Shareholders' equity including non-controlling interest		55,109	55,553	(1)
0.20	Leverage before lease liabilities ex IFRS 16		0.23	0.14

(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 20 and subsequent.

(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 25.

(c) Attributable to Eni's shareholders.

(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

San Donato Milanese, April 24, 2024 - Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the first quarter of 2024. Eni CEO Claudio Descalzi said:

“In the first quarter 2024, we have accelerated in executing the transformation of our portfolio through different high value platforms of growth in both the legacy and transition businesses. With the closing of the acquisition of Neptune Energy and the announced UK focused combination with Ithaca Energy in the Upstream, we will reinforce our exposure to gas and to OECD countries, while the EIP investment into Plenitude at an enterprise value in excess of €10 bln confirms the material potential of our renewable and retail segment. Operationally, we continue to leverage our exploration and development skills: a new giant discovery in Côte d'Ivoire will expand our optionality in the long term both in term of resources and potential dilution; fast tracking development has ensured the start-up of the first LNG in Congo, just one year after the Final Investment Decision. The quarterly performance was excellent, with a strong result from E&P, supported by production up 5% versus last year, and continuing growth at Plenitude and Enilive. This drove €4.1 bln of proforma adjusted Ebit leading to €1.6 bln of adjusted net profit. Operating cash flow, net of working capital adjustments, was €3.9 bln, twofold our capex, thus enabling us to report a leverage of 0.23 well within our planned range despite the disbursement for the Neptune Energy acquisition. The results put the Company firmly on track to exceed the full-year earnings and cash flow guidance as we work to efficiently grow the upstream, profitably develop the businesses tied to the energy transition, and work to fully capture the market scenario. Based on our updated scenario, we expect full year CFFO to be above €14 bln and, in line with our distribution commitment, we are raising the planned 2024 share buy-back by 45% to €1.6 bln”.

Financial highlights of the first quarter 2024

From Q1 ’24 Eni’s results are reported in a way that fits with the underlying performance and strategic transformation of the Company. Emphasis is now given to segmental proforma adjusted EBIT1 to incorporate the contribution of our main Joint Venture/Associates. Enilive and Plenitude, our key business dedicated to the decarbonization of the retail demand, are grouped together for segmental reporting purposes also in order to highlight their growing importance.

•	The trading environment of Q1 ’24 featured a decline in natural gas prices (down almost 50% y-o-y at the main European hubs), affecting the results of our gas value chain, while crude oil prices were almost flat with the Brent benchmark averaging 83 $/bbl. Refining margins recovered from Q4 ’23 but were still down y-o-y. Against this scenario, the Group reported excellent results with proforma adjusted EBIT of €4.12 bln, net profit of €1.58 bln and adjusted cash flow before working capital changes of €3.9 bln, signalling the strong underlying performance supported by our operational execution, growth, valuable assets and financial discipline.

•	In Q1 ’24 E&P delivered €3.32 bln of proforma adjusted EBIT fueled by production growth of 5% y-o-y to 1.74 mln boe/d thanks to continuing project ramp-ups and the Neptune Energy business acquisition. This growth added to the focus on efficiency yielded resilient outcome (down just by 13% versus last year), despite the impact of lower natural gas prices realizations.

•	Q1 ’24 GGP proforma adjusted EBIT was €0.33 bln in line with management’s expectations anticipating lower trading opportunities due to both reduced prices and volatility versus last year.

•	In Q1 ’24, the new reporting segment Enilive and Plenitude contributed strongly to Group results with €0.42 bln of proforma adjusted EBIT, up by almost 60% from the Q1 ’23. Enilive earned €0.18 bln, up by 30%, driven by higher biorefinery throughputs and positive marketing performance. Plenitude earned €0.24 bln, 80% above last year, driven by higher retail commodity margins, supported by lower scenario volatility and the improved performance in international retail markets, as well as the ramp-up in renewable installed capacity and related production volumes.

Enilive proforma adjusted EBITDA in the Q1 ’24 at €0.25 bln, up by 27% and Plenitude proforma adjusted EBITDA at €0.35 bln, up by approximately 50% were both in line with the Company’s guidance.

•	In Q1 ’24, the Refining business performance was robust with €0.2 bln of proforma adjusted EBIT thanks to good refining margins and European plant reliability. The Chemical business managed by Versalis reported a loss of €0.17 bln in Q1 ’24 driven by continuing macro headwinds and energy cost disadvantages of European plants vs. other areas. However, a continuous focus on cost optimization ensured an improvement of around €70 mln vs. Q4 ’23.

•	Q1 ’24 adjusted net profit attributable to Eni shareholders was €1.58 bln, with a Group tax rate of about 49%.

Group proforma adjusted results

(€ million)				of which:
First Quarter 2024	Group Consolidated Results	Main JV/ associates	Group Proforma consolidated results	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power

Adjusted operating profit (loss)	3,027	1,089	4,116	3,320	325	420	44
Finance expenses and taxes	(1,740)	(778)	(2,518)	(2,190)	(121)	(132)	(11)
Net profit main JV/associates	311	311
Adjusted net profit (loss)	1,598		1,598	1,130	204	288	33
of which:
- Adjusted net profit (loss) of non-controlling interest	16		16
- Adjusted net profit (loss) attributable to Eni's shareholders	1,582		1,582

1 For a reconciliation of Group proforma adjusted EBIT and segment breakdown see pages 20 and subsequent. The list of the main JV/associates is included on page 25.

•	In Q1 ’24, Group adjusted operating cash flow before working capital at replacement cost was €3.9 bln, exceeding outflows related to organic capex of €2 bln, and resulting in an organic free cash flow (FCF) of €1.9 bln. In addition to fund working capital requirements (around €2 bln), the organic FCF was deployed to return cash to shareholders through dividends and share repurchases (€1.2 bln overall) as well as to fund the strategic acquisition of the Neptune Energy Group (€2.3 bln) and of renewable capacity in the USA (€0.2 bln), partly offset with the proceeds from the sale of a minority stake of 7.6% in Plenitude to the EIP fund (about €0.6 bln) and non-strategic E&P assets (€0.2 bln).

•	Net borrowings ex-IFRS 16 as of March 31, 2024, were €12.9 bln, with the Group leverage at 0.23.

•	In March 2024, the third out of four instalments of the dividend for the fiscal year 2023 of €0.24 per share was paid for a total consideration of €0.8 bln. The fourth instalment of the 2023 dividend of €0.23 per share is scheduled to be paid on May 22, 2024.

•	As of March 5, 2024, the 2023 buy-back program was completed with an overall amount of 153.5 mln shares purchased from May 2023 to March 2024, for a cash outlay of €2,200 mln (24.5 mln shares at a cost of €363 mln in Q1 ’24).

Main business developments

Exploration & Production

•	On April 23, 2024, Eni reached an agreement on the combination of substantially all its upstream assets in the UK, excluding East Irish Sea assets and CCUS activities with Ithaca Energy, marking a strategic move to significantly strengthen its presence on the UK Continental Shelf. The combination is being funded through the issue to Eni UK of new ordinary shares representing 38.5% of the enlarged issued share capital of Ithaca. The economic effective date for the combination will be June 30, 2024, with completion expected in Q3 2024, subject to the satisfaction of certain regulatory and other customary conditions precedent. The combination will immediately create an enlarged and stronger combined group with 2024 production greater than 100,000 boe/d and the underlying potential to organically grow to 150,000 boe/d by the early 2030s. The combination is aimed at replicating the previous successful execution of upstream combinations that Eni has formed using its distinctive Satellite Model.

•	In Q1 ‘24, hydrocarbons production rose by 5% to 1.74 mln boe/d thanks to the purchase of Neptune Energy, including those properties acquired by Vår Energi in Norway, and ramp-ups at the Baleine project in Côte d'Ivoire and in Mozambique.

•	In Q1 ‘24, exploration activities delivered another outstanding outcome with 435 mln boe of new additions to the resource base, driven by the Calao discovery in the CI-205 block (Eni’s interest 90%) off Côte d'Ivoire and the positive appraisal of the Cronos discovery in the operated Block 6, off Cyprus.

•	The business combination with Neptune Energy, in conjunction with associate Vår Energi, completed in January 2024, represents an exceptional strategic and operational fit by complementing Eni’s asset portfolio and geographies, strengthening Eni’s positions in key areas like Indonesia, Algeria and UK, and as it aligns with our strategy of growing the natural gas business to provide the market and the customers with affordable, secure, and low-carbon energy.

•	In February, just one year after the FID, the Congo FLNG project commenced its deliveries of LNG to international markets, making the Republic of Congo a new exporter in the global landscape of this fuel.

•	In March, in line with Eni’s strategy of high-grading and rationalizing the upstream portfolio, the divestment was finalized to Perenco of Eni’s participating interests in several production permits in Congo.

Enilive and Plenitude

•	In January, Enilive and LG Chem building on the preliminary agreement signed in September 2023, established a joint venture, which will make the final investment decision on a biorefinery project in South Korea expected to start operations in 2026 with processing capacity of 400 ktons/y of feedstocks, leveraging on Eni's Ecofining™ technology.

•	In January, signed a Letter of Intent (LoI) between Enilive and Ryanair for the long-term supply of sustainable aviation fuel “SAF” (Sustainable Aviation Fuel) at selected Ryanair airports across Italy. This agreement provides for up to 100 ktons of SAF between 2025 and 2030.

•	The decision to go ahead with Italy's third bio-refinery in Livorno will add capacity of 500 ktons/y of HVO diesel, VVO naphtha and bio-LPG through the reconfiguration of the existing hub and expected start-up in 2026.

•	In February, Plenitude started operations at the Ravenna Ponticelle photovoltaic plant, with an installed capacity of 6 MW.

•	In March, Plenitude and Energy Infrastructure Partners (EIP) finalized the agreement for EIP to enter Plenitude's share capital through a reserved capital increase of approximately €0.6 bln, equal to 7.6% of the Company’s share capital.

•	In March, Eni signed an agreement with Fincantieri and RINA, a multinational inspection, certification, and engineering consultancy, to evaluate initiatives in the energy transition, targeting the decarbonization of the maritime sector.

•	In April, construction works started at the Renopool photovoltaic solar installation in Spain, the largest PV plant ever built by the company, with an installed capacity of 330 MW. The solar park will generate 660 GWh/y and it will feature seven photovoltaic plants and one electric substation.

Refining, Chemicals and Power

•	The Refining business moved forward in its decarbonization process with the final investment decision to convert the Livorno traditional plant into a biorefinery similar to the successful model adopted at Gela and Venice. The start-up of the new biorefining lines is expected in 2026 and the hub will be transferred to Enilive. The project is awaiting official authorizations and includes the construction of a biogenic feedstock pre-treatment unit, an Ecofining™ plant and a facility to produce hydrogen from natural gas.

•	In April, Versalis finalized the acquisition of 100% of Tecnofilm SpA, a specialist company operating in the compounding sector. The operation is in line with Versalis’ strategy intended to strengthen the market share in high-value segments.

Decarbonization, Sustainability and Technology

•	In January, Eni began building a new high-performance computing system, HPC6, aimed at significantly increasing computational power from a current 70 PFlops/s peak to over 600 PFlops/s. Once completed, HPC6 will be one of the world’s most powerful supercomputers dedicated to industrial applications, reinforcing Eni’s leadership in industrial high-performance computing and consolidating its position as a high-tech company supporting the energy transition.

•	In March, Eni received the authorization, through Development Consent Order (DCO), from the UK Government’s Department for Energy Security and Net Zero (DESNZ) to build, operate and maintain the HyNet North West CO2 pipeline to transport captured CO2 as part of the HyNet CCS cluster.

•	In March, Eni renewed its membership participation in the MIT Energy Initiative (MITEI) as a Founding Member until the end of 2027, furthering its commitment to the field of low-carbon energy research. The agreement demonstrates Eni’s commitment for innovation and research as core drivers behind its short, medium and long-term decarbonization goals, in line with the company’s strategy.

Outlook 2024

The Company is providing the following updated operational and financial guidance for 2024:

•	E&P: full-year hydrocarbon production is confirmed in a range of 1.69 - 1.71 mln boe/d at the revised Brent price of 86 $/bbl.

•	GGP: €0.8 bln of proforma adjusted EBIT for the full year confirmed.

•	Enilive and Plenitude:

-	proforma adjusted EBITDA of €1 bln for each business for the full year is confirmed;

-	installed capacity from renewable sources is projected at 4 GW at 2024 year-end, with additional 2 GW of organic projects under construction.

•	Group financials: at the revised scenario[2] the Group expected proforma adjusted EBIT and CFFO before working capital are both raised above €14 bln for the full year.

•	Organic Capex: projected at about €9 bln for the full year as planned. Including the expected developments in the disposition plan, capex net of proceeds from disposal are confirmed in a range of €7 - 8 bln.

•	Shareholder’s Remuneration: the 2024 share buy-back is now expected to be €1.6 bln, a 45% increase versus the €1.1 bln guidance provided at the latest Capital Markets Update in March. This is in line with our distribution policy of returning shareholders between 30%-35% of CFFO [3] through dividends and share repurchases and up to 60% of incremental CFFO above management plan to share repurchases. This remains subject to shareholder approval at the Annual General Meeting convened on May 15, 2024 for a proposed buy-back of up to €3.5 bln. The Annual General Meeting is also due to approve a dividend of €1 per share for fiscal year 2024, representing a 6% increase over 2023, to be paid in four instalments, starting in September 2024.

•	Next quarterly dividend: as resolved by the Board of Directors on April 4, 2024, the last quarterly instalment of the 2023 dividend of €0.23 per share is due to be paid on May 22, 2024, being May 20, 2024, the ex-dividend date.

The above-described outlook is a forward-looking statement based on information to date and management’s judgement and is subject to the potential risks and uncertainties of the scenario (see our disclaimer on page 19).

2 Updated 2024 Scenario is: Brent 86 $/bbl (previously $80/bbl); SERM 6.8 $/bbl from 6.6 $/bbl; PSV 33 €/MWh (vs 31 €/MWh) and average EUR/USD exchange rate at 1.075 (vs 1.08).

3 On an adjusted basis, before working capital changes.

Business segments operating results

Exploration & Production

Production and prices

Q4			Q1
2023			2024	2023	% Ch.
	Production
781	Liquids	kbbl/d	797	780	2
4,851	Natural gas	mmcf/d	4,937	4,608	8
1,708	Hydrocarbons	kboe/d	1,741	1,661	5
	Average realizations ⁽ᵃ⁾
77.53	Liquids	$/bbl	74.53	72.86	2
7.21	Natural gas	$/kcf	7.04	8.06	(13)
57.48	Hydrocarbons	$/boe	54.16	57.06	(5)

(a) Prices related to consolidated subsidiaries.

•	In Q1 ’24 hydrocarbon production averaged 1.74 mln boe/d, up 5% compared to Q1 ’23. Production was supported by the Neptune acquisition (about 120 kboe/d), ramp-ups of the Baleine project in Côte d'Ivoire and in Mozambique partly offset by lower production due to mature fields decline. In the sequential comparison production increased by 2% due to above mentioned drivers.

•	Liquids production was 797 kbbl/d in Q1 ’24, up 2% compared to Q1 ’23, mainly due to the Neptune acquisition and growth in Côte d'Ivoire. These increases were partly offset by mature fields decline.

•	Natural gas production was 4,937 mmcf/d in Q1 ’24, up 8% compared to Q1 ’23, mainly due to the Neptune acquisition and the ramp-up of the Coral Floating LNG project, offset by mature fields decline.

•	Liquids price realizations trended broadly in line with benchmarks. Natural gas price realizations reflected the price exposure of the production portfolio, where around 15% of production is directly linked to European hub pricing.

Results

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
3,320	Proforma adjusted EBIT	3,320	3,831	(13)
889	of which: main JV/Associates	992	1,025	(3)
1,463	Operating profit (loss) of subsidiaries	2,219	2,720	(18)
968	Exclusion of special items	109	86	27
2,431	Adjusted operating profit (loss) of subsidiaries	2,328	2,806	(17)
2,871	Adjusted profit (loss) before taxes	2,480	3,076	(19)
50.4	tax rate (%)	54.4	49.9
1,423	Adjusted net profit (loss)	1,130	1,540	(27)
	Results also include:
331	Exploration expenses:	71	73	(3)
40	- prospecting, geological and geophysical expenses	41	57
291	- write-off of unsuccessful wells	30	16
1,809	Capital expenditure	1,565	1,784	(12)

•	In Q1 ’24, Exploration & Production reported proforma adjusted Ebit of €3,320 mln, which was an extremely resilient result as it was down just by 13% versus Q1 ’23 due to underlying business strength. With respect to the Q1 ‘23, the result was affected by lower benchmark gas prices in all geographies, which negatively affected realized prices of equity production indexed to spot prices, particularly in Europe, as well as the appreciation of the EUR/USD exchange rate (up by 1%). These negative trends were partly offset by higher crude oil prices in USD (the marker Brent was up by 2% in the quarter), volume growth and efficiency measures.

•	In Q1 ’24, the segment reported an adjusted net profit of €1,130 mln, a decrease of about 27% compared to Q1 ’23 mainly due to weaker scenario.

•	In Q1 ’24 the tax rate increased by 4.5 percentage points when compared to the year-ago period due to: (i) the impact of lower gas prices; and (ii) a less favorable geographic profit mix (in terms of an increasing share of taxable income in countries with a higher tax rate).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

Q4			Q1
2023			2024	2023	% Ch.
41	Spot Gas price at Italian PSV	€/MWh	29	57	(49)
41	TTF		27	54	(49)
0	Spread PSV vs. TTF		2	3	(44)
	Natural gas sales	bcm
6.58	Italy		7.69	7.10	8
6.50	Rest of Europe		6.79	7.22	(6)
0.60	of which: Importers in Italy		0.42	0.62	(32)
5.90	European markets		6.37	6.60	(3)
0.53	Rest of World		0.97	0.52	87
13.61	Worldwide gas sales (a)		15.45	14.84	4
2.4	of which: LNG sales		2.7	2.7

(a) Data include intercompany sales.

•	In Q1 ’24, natural gas sales were 15.45 bcm, up 4% y-o-y, due to higher gas volumes marketed in Italy (up 8%). Outside Italy, gas volumes were substantially unchanged compared to the Q1 ‘23 as result of higher sales in the Iberian Peninsula and Germany, offset by lower volumes marketed in Turkey and France.

Results

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
717	Proforma adjusted EBIT	325	1,420	(77)
40	of which: main JV/Associates	32	48	(33)
1,293	Operating profit (loss) of subsidiaries	(110)	275
(616)	Exclusion of special items	403	1,097	(63)
677	Adjusted operating profit (loss) of subsidiaries	293	1,372	(79)
692	Adjusted profit (loss) before taxes	299	1,384	(78)
29	tax rate (%)	32	28
491	Adjusted net profit (loss)	204	999	(80)
6	Capital expenditure	1

•	In Q1 ’24, the Global Gas & LNG Portfolio segment achieved a proforma adjusted Ebit of €325 mln, including the operating margin of the equity accounted entities, mainly SeaCorridor. The significant reduction from the Q1 ’23 Ebit, was due to a significantly less favorable price scenario (PSV and TTF approximately down by 50% compared to Q1’23) and reduced volatility which affected trading and optimization opportunities.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Enilive and Plenitude

Production and sales

Q4			Q1
2023			2024	2023	% Ch.
	Enilive
265	Bio throughputs	ktonnes	352	136	159
72	Average bio refineries utilization rate (a)%		94	59
1.86	Retail sales in Europe	mmtonnes	1.78	1.75	2
1.32	of which: Italy		1.26	1.25	1
21.7	Retail market share in Italy	%	21.4	21.4
2.06	Wholesale sales in Europe	mmtonnes	1.88	1.83	3
1.58	of which: Italy		1.45	1.42	2
	Plenitude
10.1	Retail and business customers at period end	min pod	10.1	10.1
1.74	Retail and business gas sales	bcm	2.56	2.91	(12)
4.60	Retail and business power sales to end customers	TWh	4.64	4.62
3.0	Installed capacity from renewables at period end	GW	3.0	2.3	30
0.99	Energy production from renewable sources	TWh	1.11	0.99	12
19.0	EV charging points at period end	thousand	19.6	14.7	33

(a) Redetermined based on the effective biorefinery capacity.

Enilive

•	In Q1 ’24, bio throughputs were 352 ktonnes, more than doubled compared to the same period of 2023, benefitting from the Chalmette biorefinery contribution and higher volumes processed at the Gela and Venice biorefineries driven by higher plant availability in Gela and as a result of ongoing Ecofining™ optimisation in Venice.

•	In Q1 ’24, retail sales in Europe were 1.78 mmtonnes, up 2% y-o-y, due to higher sales of gasoline, following increasing consumptions. Sales in Italy were barely unchanged.

•	In Q1 ’24, wholesale sales in Europe were 1.88 mmtonnes, increasing by 3% compared to the same period of 2023, due to higher sales of jet fuel mainly in Italy.

Plenitude

•	As of March 31, 2024, retail and business customers were 10.1 mln (gas and electricity), in line compared to March 31, 2023.

•	Retail and business gas sales amounted to 2.56 bcm in Q1 ’24, down by 12% compared to the same period in 2023, mainly impacted by lower consumptions, also due to mild weather conditions.

•	Retail and business power sales to end customers were 4.64 TWh in the Q1 ’24, substantially in line compared to Q1 ’23.

•	As of March 31, 2024, the installed capacity from renewables was 3 GW, up by approximately 0.7 GW compared to March 31, 2023, mainly thanks to the acquisitions in the USA and in Spain, as well as to the organic development in Italy, Spain, Kazakhstan and in the UK.

•	Energy production from renewable sources (1.11 TWh in Q1 ’24) up by 12% from Q1' 23, mainly due to positive asset performance and growing capacity in operation.

•	EV charging points as of March 31, 2024, amounted to 19.6 thousand, up by 33% compared to 14.7 thousand as of March 31, 2023.

Results

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
354	Proforma adjusted EBITDA	596	430	39
181	- Enilive	250	197	27
173	- Plenitude	346	233	48
168	Proforma adjusted EBIT	420	270	56
98	- Enilive	178	138	29
(19)	of which: main JV/Associates	(3)
70	- Plenitude	242	132	83
(258)	Operating profit (loss) of subsidiaries	591	(198)	..
445	Exclusion of special items	(164)	468
187	Adjusted operating profit (loss) of subsidiaries	427	270	58
155	Adjusted profit (loss) before taxes	405	259	56
34	tax rate (%)	29	29
102	Adjusted net profit (loss)	288	184	57
472	Capital expenditure	205	176	16

•	In Q1 ’24 the Enilive business reported a proforma adjusted Ebit of €178 mln, up by 29% compared to the same period in 2023, reflecting the improved underlying performance coming from asset optimization. In biorefining, doubled throughput driven by capacity addition and higher utilization rates, and maximization of pre-treatment of challenging feedstock more than offset margin pressure due to spot HVO price in EU and lower RIN prices in North America. Marketing steady results benefitted from higher demand, especially in wholesale (jet fuel and gasoil) and valorisation of captive demand.

Proforma adjusted Ebitda amounted to €250 mln up by 27% vs Q1 ’23 (€197 mln) and its guidance for the year is confirmed at €1 bln. Enilive is well-positioned to capitalise on the expected demand increase in the second half of 2024, sustained by the implementation of new obligations in the Netherlands and the potential impact of EU anti-dumping regulation, as well as more stringent policy in California.

•	In Q1 ’24 Plenitude reported a proforma adjusted Ebit of €242 mln up by 83% vs Q1 ’23, driven by higher retail commodity margins, supported by lower scenario volatility, and the improved performance in international retail markets, as well as the ramp-up in renewable installed capacity and related production volumes.

Proforma adjusted Ebitda amounted to €346 mln up by 48% vs Q1 ’23 (€233 mln).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Refining, Chemicals and Power

Production and sales

Q4			Q1
2023			2024	2023	% Ch.
	Refining
4.3	Standard Eni Refining Margin (SERM) ⁽ᵃ⁾	$/bbl	8.7	11.0	(21)
4.30	Throughputs in Italy on own account	mmtonnes	4.08	4.24	(4)
2.62	Throughputs in the rest of World on own account		2.31	2.47	(6)
6.92	Total throughputs on own account		6.39	6.71	(5)
78	Average refineries utilization rate	%	81	77
	Chemicals
0.8	Sales of chemical products	mmtonnes	0.9	0.8	12
48	Average plant utilization rate	%	57	52
	Power
5.14	Thermoelectric production	TWh	5.05	5.27	(4)

(a) From January 1, 2024, the benchmark refining margin has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low-sulfur crudes.

Refining

•	In Q1 ’24, the Standard Eni Refining Margin reported an average of 8.7 $/barrel vs. 11 $/barrel reported in the comparative period mainly due to the less favorable products crack spreads.

•	In Q1 ’24, throughputs on own accounts at Eni’s refineries in Italy were 4.08 mmtonnes, representing a decrease of 4% when compared to the same period of 2023, reflecting lower volumes processed at the Livorno refinery following the new set-up of the refinery. Throughputs outside Italy decreased by 6% compared to Q1 ’23 following lower volumes processed in Adnoc Refinery due to planned shutdowns.

Chemicals

•	Sales of chemical products were 0.9 mmtonnes in Q1 ’24, an increase compared to the same period of 2023, due to higher marketed volumes of intermediates.

•	In Q1 ’24 the cracking margin decreased compared to the same period in 2023. Also margins on polyethylene and styrenics decreased, due to weak commodity prices and competitive dynamics.

Power

•	Thermoelectric production amounted to 5.05 TWh in Q1 ’24, down by 4% year-on-year mainly due to a negative power market scenario.

Results

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
(87)	Proforma adjusted EBIT	44	223	(80)
109	- Refining	184	278	(34)
76	of which: main JV/Associates	72	153	(53)
(237)	- Chemicals	(168)	(109)	(54)
41	- Power	28	54	(48)
(1,423)	Operating profit (loss) of subsidiaries	152	(380)
365	Exclusion of inventory holding (gains) losses	(262)	338
895	Exclusion of special items	82	112
(163)	Adjusted operating profit (loss) of subsidiaries	(28)	70
(80)	Adjusted profit (loss) before taxes	21	224	(91)
80	tax rate (%)	..	24
(16)	Adjusted net profit (loss)	33	171	(81)
242	Capital expenditure	111	111

•	In Q1 ’24, Refining delivered a proforma adjusted Ebit of €184 mln, down by 34% compared to the Q1 ’23 Ebit, due to lower refining margins across all geographies and lower throughputs. The result included the Adnoc R&GT contribution.

•	The Chemical business, managed by Versalis, reported a proforma adjusted loss of €168 mln in Q1 ’24, larger than the one incurred in Q1 ’23. Result was negatively affected by lower demand across all business segments driven by a slowdown in the macro environment and comparatively higher production costs in Europe, which reduced the competitiveness of Versalis productions with respect to US and Asian players in an oversupplied market.

•	The Power generation business from gas-fired plants reported a proforma adjusted Ebit of €28 mln in Q1 ’24, down by 48% compared to the same period in 2023, due to a decrease in the electricity price scenario and a lower demand expressed by the Italian Transmission System Operator in the ancillary services market.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group consolidated and proforma results

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
24,622	Sales from operations	22,936	27,185	(16)
856	Operating profit (loss)	2,670	2,513	6
203	Exclusion of inventory holding (gains) losses	(56)	357
1,710	Exclusion of special items (a)	413	1,771
2,769	Adjusted operating profit (loss)	3,027	4,641	(35)
986	main JV/Associates adjusted EBIT	1,089	1,226	(11)
3,755	Proforma adjusted EBIT	4,116	5,867	(30)
3,320	E&P	3,320	3,831	(13)
717	Global Gas & LNG Portfolio (GGP)	325	1,420	(77)
168	Enilive and Plenitude	420	270	56
(87)	Refining, Chemicals and Power	44	223	(80)
(363)	Corporate, other activities and consolidation adjustments	7	123	(94)
3,189	Adjusted profit (loss) before taxes	3,126	4,981	(37)
1,682	Adjusted net profit (loss)	1,598	2,926	(45)
204	Net profit (loss)	1,237	2,407	(49)
173	Net profit (loss) attributable to Eni's shareholders	1,211	2,388	(49)
143	Exclusion of inventory holding (gains) losses	(41)	255
1,346	Exclusion of special items (a)	412	264
1,662	Adjusted net profit (loss) attributable to Eni's shareholders	1,582	2,907	(46)

(a) For further information see table "Breakdown of special items".

•	In Q1 ’24, the Group reported proforma adjusted Ebit of €4,116 mln, down 30% compared to Q1 ’23, driven by a lower GGP result (down 77% to €325 mln) due to tough comparison as the Q1 ’23 was characterized by exceptional market conditions, and E&P result (down 13% to €3,320 mln) due to lower natural gas prices. Results were impacted also by the contraction of the Refining, Chemicals and Power proforma adjusted Ebit (down €179 mln) due to lower refining margins across all geographies and a decline in chemical products margins. These negatives were partly offset by a positive Enilive and Plenitude performance (up 56% to €420 mln) due to positive results in the retail fuel and energy markets and the ramp-up in renewable installed capacity and related production volumes.

•	In Q1 ’24 adjusted net profit attributable to Eni’s shareholders was €1,582 mln, €1,325 mln lower than the Q1 ’23, or 46%, due to a lowered operating performance and a decline in equity results of the main JV/associates reflecting a deteriorated natural gas and products scenario.

•	Group’s tax rate: in Q1 ’24 the adjusted tax rate increased by around 8 percentage points compared to the same period ’23, to about 49%, because of a less favorable business and geographic profit mix (in terms of an increasing share of taxable income in countries with a higher tax rate reflecting a reduced taxable profit at Italian subsidiaries) and the impact of lower gas prices in the Upstream.

Net borrowings and cash flow from operations

Q4		Q1
2023	(€ million)	2024	2023	Change
204	Net profit (loss)	1,237	2,407	(1,170)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
3,263	- depreciation, depletion and amortization and other non monetary items	1,908	1,171	737
(12)	- net gains on disposal of assets	(19)	(408)	389
973	- dividends, interests and taxes	1,709	1,302	407
657	Changes in working capital related to operations	(1,865)	(293)	(1,572)
573	Dividends received by equity investments	558	560	(2)
(1,516)	Taxes paid	(1,336)	(1,540)	204
33	Interests (paid) received	(288)	(217)	(71)
4,175	Net cash provided by operating activities	1,904	2,982	(1,078)
(2,666)	Capital expenditure	(1,931)	(2,119)	188
(722)	Investments and acquisitions	(1,761)	(645)	(1,116)
56	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	228	445	(217)
(369)	Other cash flow related to investing activities (a)	81	(212)	293
474	Free cash flow	(1,479)	451	(1,930)
1,173	Net cash inflow (outflow) related to financial activities (a)	(131)	752	(883)
963	Changes in short and long-term financial debt	1,116	(139)	1,255
(293)	Repayment of lease liabilities	(309)	(247)	(62)
(1,547)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(578)	(781)	203
(51)	Interest payment of perpetual hybrid bond	(39)	(39)
(87)	Effect of changes in consolidation and exchange differences of cash and cash equivalent	16	(32)	48
632	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(1,404)	(35)	(1,369)
3,606	Adjusted net cash before changes in working capital at replacement cost	3,896	5,291	(1,395)
Q4		Q1
2023	(€ million)	2024	2023	Change
474	Free cash flow	(1,479)	451	(1,930)
(293)	Repayment of lease liabilities	(309)	(247)	(62)
(234)	Net borrowings of acquired companies	(787)		(787)
	Net borrowings of divested companies		(147)	147
(569)	Exchange differences on net borrowings and other changes (b)	(130)	(7)	(123)
(1,547)	Dividends paid and changes in non-controlling interest and reserves	(578)	(781)	203
(51)	Interest payment of perpetual hybrid bond	(39)	(39)
(2,220)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(3,322)	(770)	(2,552)
293	Repayment of lease liabilities	309	247	62
(730)	Inception of new leases and other changes	(387)	(134)	(253)
(2,657)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(3,400)	(657)	(2,743)

(a) Due to the reclassification effective January 1, 2024, of certain loans granted to non-consolidated entities as financing receivables (previously they were stated as invested capital), changes in those financing receivables have been consistently classified as cash flow from financing activities (previously they were classified as cash flow from investing activities).

(b) Includes payables due to suppliers recognized as financing payables because of the deferral of payment terms and incurred in connection with expenditures to purchase plant and equipment (€272 million and €85 million in the first quarter 2024 and 2023).

Net cash provided by operating activities in the Q1 ’24 was €1,904 mln and included €558 mln of dividends distributed from investments, mainly Azule Energy, Vår Energi and Adnoc R&GT.

The working capital absorbed about €2 bln of funds, because of the seasonality in sales of natural gas leading to a peak amount of trade receivables at the end of the first quarter, a slowdown in cash initiatives, the restocking of products following a drawdown at the end of 2023 due to then favorable pricing trends, and temporary delays in collecting cash calls from joint operators and receivables for cost recovery owed us by first parties. Those outflows were partly offset by a lower fund requirement due to the circumstance that in Italy the payments of excise taxes on fuel sales of the first part of the new year is brought forward to December.

Cash flow from operating activities before changes in working capital at replacement cost was €3,896 mln in the Q1 ’24 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q4		Q1
2023	(€ million)	2024	2023	Change
4,175	Net cash provided by operating activities	1,904	2,982	(1,078)
(657)	Changes in working capital related to operations	1,865	293	1,572
23	Exclusion of commodity derivatives	210	1,247	(1,037)
203	Exclusion of inventory holding (gains) losses	(56)	357	(413)
3,744	Net cash before changes in working capital at replacement cost	3,923	4,879	(956)
(138)	Provisions for extraordinary credit losses and other items	(27)	412	(439)
3,606	Adjusted net cash before changes in working capital at replacement cost	3,896	5,291	(1,395)

Organic capex was €1.99 bln in the Q1 ’24 (down 10.1% y-o-y). Net of organic capex, the free cash flow ante working capital was €1.9 bln.

Cash outflows for acquisitions net of divestments were about €1.7 bln and mainly related to the acquisition of Neptune Energy (€2.3 bln including acquired net debt) and Plenitude’s renewable assets, partly offset by the divestment of Eni’s production licenses in Congo to Perenco, as well as the Plenitude capital contribution of €0.6 bln following the finalization of the agreement with the EIP fund who acquired a minority interest (7.6%).

Net financial borrowings before IFRS 16 increased by around €3.3 bln due to the adjusted operating cash flow (€3.9 bln), capex requirements of €2 bln, working capital needs (around €2 bln), dividend payments to Eni’s shareholders and share repurchases of €1.2 bln, the net cash outflow related to acquisitions and divestments (€1.7 bln), as well as the payment of lease liabilities and hybrid bond interest (€0.3 bln).

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2023	Reclassification to financing receivables (a)	Jan. 1, 2024	March 31, 2024	Change

Fixed assets
Property, plant and equipment	56,299		56,299	59,996	3,697
Right of use	4,834		4,834	4,891	57
Intangible assets	6,379		6,379	6,407	28
Inventories - Compulsory stock	1,576		1,576	1,596	20
Equity-accounted investments and other investments	13,886		13,886	14,777	891
Receivables financing and securities held for operating purposes	2,335	(1,339)	996	1,073	77
Net payables related to capital expenditure	(2,031)		(2,031)	(2,314)	(283)
	83,278	(1,339)	81,939	86,426	4,487
Net working capital
Inventories	6,186		6,186	6,283	97
Trade receivables	13,184		13,184	13,195	11
Trade payables	(14,231)		(14,231)	(12,728)	1,503
Net tax assets (liabilities)	(2,112)		(2,112)	(3,436)	(1,324)
Provisions	(15,533)		(15,533)	(16,508)	(975)
Other current assets and liabilities	(892)		(892)	393	1,285
	(13,398)		(13,398)	(12,801)	597
Provisions for employee benefits	(748)		(748)	(782)	(34)
Assets held for sale including related liabilities	747		747	562	(185)
CAPITAL EMPLOYED, NET	69,879	(1,339)	68,540	73,405	4,865

Eni's shareholders equity	53,184		53,184	54,244	1,060
Non-controlling interest	460		460	865	405
Shareholders' equity	53,644		53,644	55,109	1,465
Net borrowings before lease liabilities ex IFRS 16	10,899	(1,339)	9,560	12,882	3,322
Lease liabilities	5,336		5,336	5,414	78
- of which Eni working interest	4,856		4,856	4,934	78
- of which Joint operators' working interest	480		480	480
Net borrowings after lease liabilities ex IFRS 16	16,235	(1,339)	14,896	18,296	3,400
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	69,879	(1,339)	68,540	73,405	4,865
Leverage before lease liabilities ex IFRS 16	0.20			0.23
Leverage after lease liabilities ex IFRS 16	0.30			0.33
Gearing	0.23			0.25

(a) From January 1, 2024, considering Eni’s strategy based on the satellite model which envisages an increasing autonomy of non-consolidated entities, loans granted to certain JVs, previously classified as invested capital, have been reclassified as long-term financing receivables because it has been recognized that Eni is  exposed to a credit risk. Therefore, such financing receivables have been netted against gross finance debt to determine Eni’s net borrowings and to calculate the Group leverage. This new classification has been made by restating the opening balance of the group statement of financial position as of January 1, 2024.

As of March 31, 2024, fixed assets (€86.4 bln) increased by €4.5 bln from January 1, 2024, due to capital expenditures and the acquisition of the Neptune Energy Group, as well as positive exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.081, down 2.2% compared to 1.105 as of December 31, 2023), thus increasing the book values of dollar-denominated assets and DD&A, impairment charges and write-offs.

Net working capital (-€12.8 bln) increased by €0.6 bln from January 1, 2024, due to fair value changes of derivative instruments and decreased balance between trade receivables and trade payables (€1.5 bln), partly offset by increasing tax payables (up by €1.3 bln) as in Italy the payments of excise taxes on fuel sales of the first part of the new fiscal year is brought forward to December of the previous year.

Shareholders’ equity (€55.1 bln) increased by €1.5 bln compared to January 1, 2024, due to the net profit for the period (€1.2 bln) and positive foreign currency translation differences (about €1.1 bln) reflecting the appreciation of the USD vs. EUR, partly offset by shareholders remuneration of €1.2 bln (dividend distribution and share buy-back).

Net borrowings 4 before lease liabilities as of March 31, 2024, amounted to €12.9 bln, up by approximately €3.3 bln from January 1, 2024.

Leverage 5 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.23 on March 31, 2024.

4 Details on net borrowings are furnished on page 28.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 20 and subsequent.

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €413 mln in Q1 ’24) is as follows:

•	E&P: net charges of €109 mln mainly related to extraordinary one-off charges and property taxes following the Neptune acquisition (€83 mln) and credit loss provisions (€30 mln).

•	GGP: net charges of €403 mln relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charges of €385 mln); and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (gains of €27 mln).

•	Enilive and Plenitude: net gains of €182 mln mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS.

•	Refining, Chemical and Power: net charges of €82 mln mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in the Refining and Chemicals business (€31 mln and €14 mln, respectively) environmental provisions (€23 mln) and the reclassification to adjusted operating profit of the positive balance of €15 mln related to exchange rate differences and derivatives.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the first quarter of 2024 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first quarter of 2024 and 2023, as well as the fourth quarter of 2023. Information on the Company’s financial position relates to end of the periods as of March 31, 2024 and December 31, 2023.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2023 Annual Report on Form 20-F filed with the US SEC on April 5, 2024, which investors are urged to read.

From January 1, 2024, the benchmark refining margin “SERM” has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low sulfur crudes. The restated values of the SERM indicator of the comparative 2023 quarters and 2024 full-year guidance are provided in the table below.

2023	First quarter		Second quarter		Third quarter		Fourth quarter		Full year expected 2024*
(€ million)	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology
Standard Eni Refining Margin (SERM)	11.2	11.0	6.6	5.5	14.7	11.7	8.1	4.3	8.1	6.6

(*) As guided by the Company at the Capital Market Update of last March.

Basis of presentation

From January 1, 2024, the Eni statutory segment information is presented as follows:

•	Exploration& Production “E&P”;
•	Global Gas& LNG Portfolio “GGP”;
•	Enilive and Plenitude;
•	Refining “Revt”, chemical activities managed by Versalis and Power (production of electricity from gas-fired plants);
•	Corporate, financial companies, business support companies, CCS activities and agribusiness.

The aggregation of Enilive (biorefining and retail sale of sustainable mobility products) and Plenitude (retail sale of energy commodities and services, production of electricity from renewable sources and management of the network of EV charging stations) in a single reporting segment is motivated by the fact that the two businesses exhibit similar economic characteristics, have a prevalent retail activity as customer-facing segments with a wide range of opportunities for cross-selling, as well as by the common strategic goal to decarbonize customers' CO2 emissions and the attractiveness of dedicated capital.

The Power business, given its less significant relevance in proportion to the Group's main economic and financial figures, has been aggregated with the operating segments with which it shares industrial similarities.

The re-segmentation of the adjusted operating profit for the comparative periods of 2023 is disclosed below:

2023		First quarter		Second quarter		Third quarter		Fourth quarter
	(€ million)	As published	As restated	As published	As restated	As published	As restated	As published	As restated
Adjusted operating profit (loss)		4,641	4,641	3,381	3,381	3,014	3,014	2,769	2,769
of which: E&P		2,806	2,806	2,077	2,077	2,620	2,620	2,431	2,431
GGP		1,372	1,372	1,087	1,087	111	111	677	677
Enilive, Refining and Chemicals		154		87		401		(87)
- Enilive		138		202		271		117
- Refining		125		(45)		328		33
- Chemicals		(109)		(70)		(198)		(237)
Plenitude & Power		186		165		219		111
- Plenitude		132		133		180		70
- Power		54		32		39		41
Enilive and Plenitude			270		335		451		187
- Enilive			138		202		271		117
- Plenitude			132		133		180		70
Refining, Chemicals and Power			70		(83)		169		(163)
- Refining			125		(45)		328		33
- Chemicals			(109)		(70)		(198)		(237)
- Power			54		32		39		41
Corporate and other activities		(151)	(151)	(107)	(107)	(165)	(165)	(228)	(228)
Impact of unrealized intragroup profit elimination		274	274	72	72	(172)	(172)	(135)	(135)

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2024 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Tables of proforma results and reconciliation of Non-GAAP and to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	2,219	(110)	591	152	(140)	(42)	2,670
Exclusion of inventory holding (gains) losses			18	(262)		188	(56)
Exclusion of special items:
environmental charges	(3)		7	23			27
impairment losses (impairment reversals), net	18			45	5		68
net gains on disposal of assets	(1)						(1)
provision for redundancy incentives	4			2	13		19
commodity derivatives		385	(183)	8			210
exchange rate differences and derivatives	(22)	38		15			31
other	113	(20)	(6)	(11)	(17)		59
Special items of operating profit (loss)	109	403	(182)	82	1		413
Adjusted operating profit (loss) (a)	2,328	293	427	(28)	(139)	146	3,027
main JV/Associates adjusted EBIT (b)	992	32	(7)	72			1,089
Proforma adjusted EBIT (c)=(a)+(b)	3,320	325	420	44	(139)	146	4,116
Finance expenses and dividends of subsidiaries (d)	(98)	(2)	(8)	(18)	(86)		(212)
Finance expenses and dividends of JV/associates (e)	(117)	4	(7)	(4)			(124)
Income taxes of JV/associates (f)	(625)	(28)		(1)			(654)
Net profit (loss) of JV/associates (g)=(b)+(e)+(f)	250	8	(14)	67			311
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,480	299	405	21	(225)	146	3,126
Income taxes (i)	(1,350)	(95)	(117)	12	65	(43)	(1,528)
Tax rate (%)							48.9
Adjusted net profit (loss) (j)=(h)+(i)	1,130	204	288	33	(160)	103	1,598
of which:
- Adjusted net profit (loss) of non-controlling interest							16
- Adjusted net profit (loss) attributable to Eni's shareholders							1,582
Reported net profit (loss) attributable to Eni's shareholders							1,211
Exclusion of inventory holding (gains) losses							(41)
Exclusion of special items							412
Adjusted net profit (loss) attributable to Eni's shareholders							1,582

(€ million)
First Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	2,720	275	(198)	(380)	(158)	254	2,513
Exclusion of inventory holding (gains) losses			(1)	338		20	357
Exclusion of special items:
environmental charges	17			17			34
impairment losses (impairment reversals), net	1		2	52	4		59
net gains on disposal of assets	9						9
provision for redundancy incentives	6		1	3	8		18
commodity derivatives		722	474	51			1,247
exchange rate differences and derivatives	2	(18)		16	1		1
other	51	393	(8)	(27)	(6)		403
Special items of operating profit (loss)	86	1,097	469	112	7		1,771
Adjusted operating profit (loss) (a)	2,806	1,372	270	70	(151)	274	4,641
main JV/Associates adjusted EBIT (b)	1,025	48		153			1,226
Proforma adjusted EBIT (c)=(a)+(b)	3,831	1,420	270	223	(151)	274	5,867
Finance expenses and dividends of subsidiaries (d)	(42)	2	(11)	3	(85)		(133)
Finance expenses and dividends of JV/associates (e)	(27)	1					(26)
Income taxes of JV/associates (f)	(686)	(39)		(2)			(727)
Net profit (loss) of JV/associates (g)=(b)+(e)+(f)	312	10		151			473
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	3,076	1,384	259	224	(236)	274	4,981
Income taxes (i)	(1,536)	(385)	(75)	(53)	70	(76)	(2,055)
Tax rate (%)			184.0				41.3
Adjusted net profit (loss) (j)=(h)+(i)	1,540	999	184	171	(166)	198	2,926
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni's shareholders							2,907
Reported net profit (loss) attributable to Eni's shareholders							2,388
Exclusion of inventory holding (gains) losses							255
Exclusion of special items							264
Adjusted net profit (loss) attributable to Eni's shareholders							2,907

(€ million)
Fourth Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,463	1,293	(258)	(1,423)	(321)	102	856
Exclusion of inventory holding (gains) losses			75	365		(237)	203
Exclusion of special items:
environmental charges	(9)		28	206	19		244
impairment losses (impairment reversals), net	855	(1)	13	494	16		1,377
net gains on disposal of assets	(1)			(2)	(4)		(7)
risk provisions			8	(5)	3		6
provision for redundancy incentives	28	3	17	27	43		118
commodity derivatives		(277)	264	36			23
exchange rate differences and derivatives	45	(105)	3	4	2		(51)
other	50	(236)	37	135	14
Special items of operating profit (loss)	968	(616)	370	895	93		1,710
Adjusted operating profit (loss) (a)	2,431	677	187	(163)	(228)	(135)	2,769
main JV/Associates adjusted EBIT (b)	889	40	(19)	76			986
Proforma adjusted EBIT (c)=(a)+(b)	3,320	717	168	(87)	(228)	(135)	3,755
Finance expenses and dividends of subsidiaries (d)	84	7	(13)	10	(86)		2
Finance expenses and dividends of JV/associates (e)	(46)	7					(39)
Income taxes of JV/associates (f)	(487)	(39)		(3)			(529)
Net profit (loss) of JV/associates (g)=(b)+(e)+(f)	356	8	(19)	73			418
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,871	692	155	(80)	(314)	(135)	3,189
Income taxes (i)	(1,448)	(201)	(53)	64	97	34	(1,507)
Tax rate (%)							47.3
Adjusted net profit (loss) (j)=(h)+(i)	1,423	491	102	(16)	(217)	(101)	1,682
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,662
Reported net profit (loss) attributable to Eni's shareholders							173
Exclusion of inventory holding (gains) losses							143
Exclusion of special items							1,346
Adjusted net profit (loss) attributable to Eni's shareholders							1,662

Breakdown of special items

Q4		Q1
2023	(€ million)	2024	2023
244	Environmental charges	27	34
1,377	Impairment losses (impairment reversals), net	68	59
(7)	Net gains on disposal of assets	(1)	9
6	Risk provisions
118	Provisions for redundancy incentives	19	18
23	Commodity derivatives	210	1,247
(51)	Exchange rate differences and derivatives	31	1
	Other	59	403
1,710	Special items of operating profit (loss)	413	1,771
56	Net finance (income) expense	(30)	1
	of which:
51	- exchange rate differences and derivatives reclassified to operating profit (loss)	(31)	(1)
68	Net income (expense) from investments	74	(729)
	of which:
(10)	- gain on the SeaCorridor deal		(824)
(499)	Income taxes	(55)	(779)
1,335	Total special items of net profit (loss)	402	264
	attributable to:
1,346	- Eni's shareholders	412	264
(11)	- Non-controlling interest	(10)

Reconciliation of Group proforma adjusted EBIT

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
2,431	E&P adjusted Ebit of consolidated subsidiaries	2,328	2,806	(17)
889	main JV/Associates adjusted Ebit	992	1,025	(3)
3,320	E&P proforma adjusted Ebit	3,320	3,831	(13)
677	GGP adjusted Ebit of consolidated subsidiaries	293	1,372	(79)
40	main JV/Associates adjusted Ebit	32	48	(33)
717	GGP proforma adjusted Ebit	325	1,420	(77)
187	Enilive and Plenitude adjusted Ebit of consolidated subsidiaries	427	270	58
(19)	main JV/Associates adjusted Ebit	(7)
168	Enilive and Plenitude proforma adjusted Ebit	420	270	56
(163)	Refining, Chemicals and Power adjusted Ebit of consolidated subsidiaries	(28)	70	..
76	main JV/Associates adjusted Ebit	72	153	(53)
(87)	Refining, Chemicals and Power proforma adjusted Ebit	44	223	(80)
(228)	Other segments adjusted Ebit	(139)	(151)	8
(135)	Impact of unrealized intragroup profit elimination	146	274
3,755	Group proforma adjusted Ebit (a)	4,116	5,867	(30)

(a) Main JV/Associates are Vår Energi, Azule Energy, Mozambique Rovuma Venture, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Group consolidated profit and loss reconciliation GAAP vs Non-GAAP

2024	Q1

(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,670	(56)	382	31	3,027
Finance income (expense)	(216)		1	(31)	(246)
Income (expense) from investments	271		74		345
Income taxes	(1,488)	15	(55)		(1,528)
Net profit	1,237	(41)	402		1,598
- Non-controlling interest	26		(10)		16
Net profit attributable to Eni's shareholders	1,211		412		1,582

2023	Q1

(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,513	357	1,770	1	4,641
Finance income (expense)	(124)		2	(1)	(123)
Income (expense) from investments	1,192		(729)		463
Income taxes	(1,174)	(102)	(779)		(2,055)
Net profit	2,407	255	264		2,926
- Non-controlling interest	19				19
Net profit attributable to Eni's shareholders	2,388		264		2,907

2023	Q4

(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	856	203	1,761	(51)	2,769
Finance income (expense)	(110)		5	51	(54)
Income (expense) from investments	406		68		474
Income taxes	(948)	(60)	(499)		(1,507)
Net profit	204	143	1,335		1,682
- Non-controlling interest	31		(11)		20
Net profit attributable to Eni's shareholders	173				1,662

Analysis of Profit and Loss account items

Sales from operations

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
6,334	Exploration & Production	5,608	6,001	(7)
5,450	Global Gas & LNG Portfolio	4,400	7,944	(45)
8,306	Enilive and Plenitude	8,522	9,094	(6)
13,878	Refining, Chemicals and Power	12,598	12,339	2
578	Corporate and other activities	478	441	8
(9,924)	Consolidation adjustments	(8,670)	(8,634)
24,622		22,936	27,185	(16)

Operating expenses

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
19,785	Purchases, services and other	17,361	21,976	(21)
139	Impairment losses (impairment reversals) of trade and other receivables, net	51	108	(53)
933	Payroll and related costs	839	794	6
218	of which: provision for redundancy incentives and other	19	18	6
20,857		18,251	22,878	(20)

DD&A, impairments, reversals and write-off

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
1,609	Exploration & Production	1,616	1,552	4
62	Global Gas & LNG Portfolio	60	50	20
180	Enilive and Plenitude	164	155	6
99	Refining, Chemicals and Power	90	70	29
44	Corporate and other activities	36	33	9
(9)	Impact of unrealized intragroup profit elimination	(8)	(8)
1,985	Total depreciation, depletion and amortization	1,958	1,852	6
1,377	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	68	59	15
3,362	Depreciation, depletion, amortization, impairments and reversals	2,026	1,911	6
315	Write-off of tangible and intangible assets	33	32	3
3,677		2,059	1,943	6

Income (expense) from investments

(€ million)
First Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	194	8	(15)	68	6	261
Dividends	9					9
Net gains (losses) on disposals					18	18
Other income (expense), net		(12)			(5)	(17)
	203	(4)	(15)	68	19	271

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2023	Reclassification of financing operating receivables	Jan. 1, 2024	March 31, 2024	Change
Total debt	28,729		28,729	31,003	2,274
- Short-term debt	7,013		7,013	8,330	1,317
- Long-term debt	21,716		21,716	22,673	957
Cash and cash equivalents	(10,193)		(10,193)	(8,783)	1,410
Financial assets measured at fair value through profit or loss	(6,782)		(6,782)	(7,404)	(622)
Financing receivables held for non-operating purposes	(855)	(1,339)	(2,194)	(1,934)	260
Net borrowings before lease liabilities ex IFRS 16	10,899	(1,339)	9,560	12,882	3,322
Lease Liabilities	5,336		5,336	5,414	78
- of which Eni working interest	4,856		4,856	4,934	78
- of which Joint operators' working interest	480		480	480
Net borrowings after lease liabilities ex IFRS 16	16,235	(1,339)	14,896	18,296	3,400
Shareholders' equity including non-controlling interest	53,644		53,644	55,109	1,465
Leverage before lease liability ex IFRS 16	0.20			0.23
Leverage after lease liability ex IFRS 16	0.30			0.33

Consolidated financial statements

BALANCE SHEET

(€ million)
	March 31, 2024	Dec. 31, 2023
ASSETS
Current assets
Cash and cash equivalents	8,783	10,193
Financial assets measured at fair value through profit or loss	7,404	6,782
Other financial assets	596	896
Trade and other receivables	17,223	16,551
Inventories	6,283	6,186
Income tax assets	380	460
Other assets	4,810	5,637
	45,479	46,705
Non-current assets
Property, plant and equipment	59,996	56,299
Right of use assets	4,891	4,834
Intangible assets	6,407	6,379
Inventory - compulsory stock	1,596	1,576
Equity-accounted investments	13,506	12,630
Other investments	1,271	1,256
Other financial assets	2,432	2,301
Deferred tax assets	4,676	4,482
Income tax assets	158	142
Other assets	3,953	3,393
	98,886	93,292
Assets held for sale	2,167	2,609
TOTAL ASSETS	146,532	142,606
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	5,454	4,092
Current portion of long-term debt	2,876	2,921
Current portion of long-term lease liabilities	1,177	1,128
Trade and other payables	19,482	20,654
Income taxes payable	1,700	1,685
Other liabilities	5,852	5,579
	36,541	36,059
Non-current liabilities
Long-term debt	22,673	21,716
Long-term lease liabilities	4,237	4,208
Provisions for contingencies	16,508	15,533
Provisions for employee benefits	782	748
Deferred tax liabilities	4,931	4,702
Income taxes payable	40	38
Other liabilities	4,106	4,096
	53,277	51,041
Liabilities directly associated with assets held for sale	1,605	1,862
TOTAL LIABILITIES	91,423	88,962
Share capital	4,005	4,005
Retained earnings	36,786	32,988
Cumulative currency translation differences	6,344	5,238
Other reserves and equity instruments	7,219	8,515
Treasury shares	(1,321)	(2,333)
Net profit (loss)	1,211	4,771
Total Eni shareholders' equity	54,244	53,184
Non-controlling interest	865	460
TOTAL SHAREHOLDERS' EQUITY	55,109	53,644
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	146,532	142,606

GROUP PROFIT AND LOSS ACCOUNT

Q4		Q1
2023	(€ million)	2024	2023
24,622	Sales from operations	22,936	27,185
354	Other income and revenues	233	193
24,976	Total revenues	23,169	27,378
(19,785)	Purchases, services and other	(17,361)	(21,976)
(139)	Impairment reversals (impairment losses) of trade and other receivables, net	(51)	(108)
(933)	Payroll and related costs	(839)	(794)
414	Other operating (expense) income	(189)	(44)
(1,985)	Depreciation, Depletion and Amortization	(1,958)	(1,852)
(1,377)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(68)	(59)
(315)	Write-off of tangible and intangible assets	(33)	(32)
856	OPERATING PROFIT (LOSS)	2,670	2,513
2,347	Finance income	1,439	2,007
(2,435)	Finance expense	(1,825)	(2,181)
31	Net finance income (expense) from financial assets measured at fair value through profit or loss	127	66
(53)	Derivative financial instruments	43	(16)
(110)	FINANCE INCOME (EXPENSE)	(216)	(124)
288	Share of profit (loss) of equity-accounted investments	261	358
118	Other gain (loss) from investments	10	834
406	INCOME (EXPENSE) FROM INVESTMENTS	271	1,192
1,152	PROFIT (LOSS) BEFORE INCOME TAXES	2,725	3,581
(948)	Income taxes	(1,488)	(1,174)
204	Net profit (loss)	1,237	2,407
	attributable to:
173	- Eni's shareholders	1,211	2,388
31	- Non-controlling interest	26	19

	Earnings per share (€ per share)
0.05	- basic	0.37	0.71
0.05	- diluted	0.37	0.70
	Weighted average number of shares outstanding (million)
3,242.8	- basic	3,201.3	3,345.4
3,306.1	- diluted	3,264.6	3,351.7

COMPREHENSIVE INCOME (LOSS)

	Q1
(€ million)	2024	2023
Net profit (loss)	1,237	2,407
Items that are not reclassified to profit or loss in later periods	(5)
Change in the fair value of interests with effects on other comprehensive income	(5)
Items that may be reclassified to profit in later periods	1,201	(565)
Currency translation differences	1,105	(1,011)
Change in the fair value of cash flow hedging derivatives	106	571
Share of other comprehensive income on equity-accounted entities	19	41
Taxation	(29)	(166)

Total other items of comprehensive income (loss)	1,196	(565)
Total comprehensive income (loss)	2,433	1,842
attributable to:
- Eni's shareholders	2,405	1,823
- Non-controlling interest	28	19

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2023		55,230
Total comprehensive income (loss)	1,842
Dividends paid to Eni's shareholders	(1,472)
Coupon of perpetual subordinated bonds	(39)
Tax on hybrid bond coupon	11
Other changes	(19)
Total changes		323
Shareholders' equity at March 31, 2023		55,553
attributable to:
- Eni's shareholders		55,082
- Non-controlling interest		471

Shareholders' equity at January 1, 2024		53,644
Total comprehensive income (loss)	2,433
Dividends paid to Eni's shareholders	(767)
Dividends distributed by consolidated subsidiaries	(15)
Coupon of perpetual subordinated bonds	(39)
Net purchase of treasury shares	(363)
Plenitude operation- disposal to EIP	588
Taxes on hybrid bond coupon	11
Other changes	(383)
Total changes		1,465
Shareholders' equity at March 31, 2024		55,109
attributable to:
- Eni's shareholders		54,244
- Non-controlling interest		865

GROUP CASH FLOW STATEMENT

Q4		Q1
2023	(€ million)	2024	2023
204	Net profit (loss)	1,237	2,407
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,985	Depreciation, depletion and amortization	1,958	1,852
1,377	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	68	59
315	Write-off of tangible and intangible assets	33	32
(288)	Share of (profit) loss of equity-accounted investments	(261)	(358)
(12)	Gains on disposal of assets, net	(19)	(408)
(94)	Dividend income	(9)	(9)
(146)	Interest income	(119)	(104)
265	Interest expense	349	241
948	Income taxes	1,488	1,174
(173)	Other changes	77	(439)
657	Cash flow from changes in working capital	(1,865)	(293)
754	- inventories	16	1,597
(2,106)	- trade receivables	233	3,612
2,857	- trade payables	(1,739)	(6,301)
253	- provisions for contingencies	(117)	(148)
(1,101)	- other assets and liabilities	(258)	947
47	Net change in the provisions for employee benefits	33	25
573	Dividends received	558	560
205	Interest received	100	64
(172)	Interest paid	(388)	(281)
(1,516)	Income taxes paid, net of tax receivables received	(1,336)	(1,540)
4,175	Net cash provided by operating activities	1,904	2,982
(3,688)	Cash flow from investing activities	(3,636)	(3,015)
(2,382)	- tangible assets	(1,820)	(2,064)
	- prepaid right of use
(284)	- intangible assets	(111)	(55)
(649)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(1,469)	(524)
(73)	- investments	(292)	(121)
(186)	- securities and financing receivables held for operating purposes	(29)	(71)
(114)	- change in payables in relation to investing activities	85	(180)
(13)	Cash flow from disposals	253	484
55	- tangible assets	210	30
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		380
1	- investments	18	35
1	- securities and financing receivables held for operating purposes	22	6
(70)	- change in receivables in relation to disposals	3	33
1,173	Net change in receivables and securities not held for operating purposes	(131)	752
(2,528)	Net cash used in investing activities	(3,514)	(1,779)

GROUP CASH FLOW STATEMENT (continued)

Q4		Q1
2023	(€ million)	2024	2023
	Increase in long-term debt	1,230	2,002
(278)	Payment of long-term debt	(1,335)	(152)
(293)	Payment of lease liabilities	(309)	(247)
1,241	Increase (decrease) in short-term financial debt	1,221	(1,989)
(747)	Dividends paid to Eni's shareholders	(767)	(765)
(7)	Dividends paid to non-controlling interests	(15)
	Net capital issuance from non-controlling interest	588	(16)
(3)	Disposal (acquisition) of additional interests in consolidated subsidiaries
(790)	Net purchase of treasury shares	(398)
	Other contributions	14
(51)	Interest payment of perpetual hybrid bond	(39)	(39)
(928)	Net cash used in financing activities	190	(1,206)
(87)	Effect of exchange rate changes on cash and cash equivalents and other changes	16	(32)
632	Net increase (decrease) in cash and cash equivalents	(1,404)	(35)
9,573	Cash and cash equivalents - beginning of the period	10,205	10,181
10,205	Cash and cash equivalents - end of the period	8,801	10,146

Capital expenditure

Q4		Q1
2023	(€ million)	2024	2023	% Ch.
1,809	Exploration & Production	1,565	1,784	(12)
215	of which: - exploration	178	211	(16)
1,569	- oil & gas development	1,381	1,562	(12)
6	Global Gas & LNG Portfolio	1		..
472	Enilive and Plenitude	205	176	16
218	- Enilive	33	46	(28)
254	- Plenitude	172	130	32
242	Refining, Chemicals and Power	111	111
134	- Refining	57	66	(14)
77	- Chemicals	40	26	54
31	- Power	14	19	(26)
145	Corporate and other activities	56	49	14
(8)	Impact of unrealized intragroup profit elimination	(7)	(1)
2,666	Capital expenditure (a)	1,931	2,119	(9)

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above  (€272 million and €85 million in the first quarter 2024 and 2023).

In Q1 ’24, capital expenditure amounted to €1,931 mln (€2,119 mln in the Q1 ’23) decreasing by 9% y-o-y, in particular:

•	in the Exploration & Production, capital expenditure was mainly related to oil and gas development activities (€1,381 mln) in particular in Congo, Côte d'Ivoire, Egypt, Italy, Mexico, Algeria, Iraq and the United States;

•	in the Enilive and Plenitude segment, Plenitude’s capital expenditure (€172 mln) mainly related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€33 mln) were related to biorefineries and biomethane activities, as well as HSE initiatives and marketing activity for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

•	in the Refining, Chemicals and Power segment mainly related to traditional refining in Italy (€57 mln) relating to maintenance and stay-in-business and in the chemical business (€40 mln) to circular economy and asset integrity;

•	the Corporate’s capital expenditure were mainly addressed to the CCUS and agro-biofeedstock projects (€35 mln).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q4			Q1
2023			2024	2023
66	Italy	(kboe/d)	66	75
182	Rest of Europe		269	180
352	North Africa		310	295
303	Egypt		293	332
307	Sub-Saharan Africa		304	292
178	Kazakhstan		165	166
185	Rest of Asia		205	174
129	Americas		126	141
6	Australia and Oceania		3	6
1,708	Production of oil and natural gas (a)(b)		1,741	1,661
337	- of which Joint Ventures and associates		394	325
145	Production sold (a)	(mmboe)	142	131

PRODUCTION OF LIQUIDS BY REGION

Q4			Q1
2023			2024	2023
28	Italy	(kbbl/d)	28	31
113	Rest of Europe		143	102
134	North Africa		120	131
63	Egypt		63	69
174	Sub-Saharan Africa		179	172
122	Kazakhstan		114	118
83	Rest of Asia		89	84
64	Americas		61	73
-	Australia and Oceania		-	-
781	Production of liquids		797	780
187	- of which Joint Ventures and associates		215	176

PRODUCTION OF NATURAL GAS BY REGION

Q4			Q1
2023			2024	2023
200	Italy	(mmcf/d)	203	225
364	Rest of Europe		657	407
1,140	North Africa		994	856
1,254	Egypt		1,206	1,378
691	Sub-Saharan Africa		651	630
292	Kazakhstan		265	252
536	Rest of Asia		603	471
341	Americas		341	356
33	Australia and Oceania		17	33
4,851	Production of natural gas		4,937	4,608
788	- of which Joint Ventures and associates		935	777

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (125 and 127 kboe/d in the first quarter of 2024 and 2023, respectively, and 131 kboe/d in the fourth quarter of 2023).